Exhibit 99.1

CORRECTION TO BAYTEX BMO UNCONVENTIONAL RESOURCES CONFERENCE PRESENTATION TIME

CALGARY, ALBERTA (January 4, 2013) - Please note the correction below to our press release titled “Baytex to Present At BMO Unconventional Resources Conference” which was distributed on January 2, 2013. We apologize for any inconvenience.

The corrected presentation time is underlined in the press release below.

Baytex Energy Corp. (TSX, NYSE: BTE) is pleased to announce that Derek Aylesworth, Chief Financial Officer, and Marty Proctor, Chief Operating Officer, will be presenting at the BMO Unconventional Resources Conference on Tuesday, January 8, 2013 at 1:30pm EST in New York City, New York. Interested parties can listen to a live webcast and view the presentation slides via the following URL:

http://www.bmocm.com/conferences/unconventionalresource2013/webcast/

A replay will be available on the Baytex website, www.baytex.ab.ca, for six months following the presentation.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE. For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca